Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

Twitter, Facebook, Instagram and other social media posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•                  Tweet: This deal will create even more jobs than @Sprint & @TMobile have combined right now! We’re ready for The New T-Mobile, aren’t you?! [link to Deadline Hollywood article below] …  Details:http://NewTMobile.com

•                  Facebook Post: The New T-Mobile will create thousands of new jobs & we can’t wait! Details: NewTMobile.com

T-Mobile And Sprint Finally Re-Tie The Knot, Announcing $26B Merger

By Dade Hayes, Deadline Hollywood

In a deal with broad implications for media and technology sectors, wireless carriers T-Mobile and Sprint have announced a $26 billion all-stock merger that creates a bulked-up rival to AT&T and Verizon.

The deal caps several years of starts and stops by the two companies, which last November had abandoned their latest effort to combine. Regulatory approval of a deal that takes the U.S. wireless business from four major competitors down to just three could be tricky to achieve. But the companies say they expect to get the OK of agencies including the FCC and the Department of Justice. In their view, the main virtue of the transaction is that it will create thousands of jobs, fortifying the U.S. in its competition with China to build a next-generation mobile network.

Combined, the new company would have nearly 100 million cell phone customers. Both Sprint and T-Mobile have been less active on the video front than their larger rivals in recent years, though T-Mobile unveiled plans last December for a skinny-bundle TV service. The merged entity, if approved, will be known as T-Mobile and run by current T-Mobile CEO John Legere.

One reason the third attempt at a merger finally came together was a solution was found for T-Mobile and Sprint’s ownership structures. T-Mobile parent Deutsche Telekom will own 42% of the combined company and control 69% of its voting rights. SoftBank Group, which controls Sprint, will own 27% of the company, with the remaining 31% owned by the public.

The deal announcement comes a day before both sides deliver closing arguments in the DOJ’s lawsuit aiming to block AT&T’s $85 billion acquisition of Time Warner. Despite the question marks about regulators’ views of the deal, the companies said they expect it to close by early 2019. Because of the likelihood of intense scrutiny by regulators, multiple publications reported that the transaction’s terms do not include the standard “breakup fee” paid by one side or another should a deal come undone.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

MIKE SIEVERT (Twitter @SievertMike)

•                  Tweet: Anyone who likes how @TMobile is competing in the marketplace now is going to LOVE the New @TMobile. [link to USA Today article below] Key info: http://www.newtmobile.com

Let T-Mobile and Sprint link up

By The Editorial Board, USA Today

Wireless merger would create a third player with the scale and resources to compete effectively with Verizon and AT&T: Our view

For the third time in four years, T-Mobile and Sprint have decided to try to link up, creating a wireless combo designed to compete more vigorously with Verizon and AT&T.

The first effort ended in 2014, thanks to opposition from Obama administration anti-trust enforcers. The second ended last fall, before it was formally announced, when the two companies couldn’t agree on who would control the combined company.

Maybe the third time is the charm, as they say. The two sides have agreed that T-Mobile will be the new name, and that its management will run the place. And they hope their emphasis on building out a 5G network will sell well in a Trump administration that has made 5G a priority.

The first thing to say about this proposed merger is that it is more troublesome than the AT&T-Time Warner deal that the Justice Department is trying to thwart, apparently to curry favor with President Trump, who dislikes Time Warner’s CNN unit.

Unlike that “vertical” merger, involving a distribution platform and a digital content company, this “horizontal” merger involves two companies in the same field of wireless telecommunications.

The second thing to say about the T-Mobile-Sprint merger is that it should be approved. While it would reduce the number of cellphone providers, it would still leave three major players.

It fact, it would create a third major player out of two also-rans. Combined, the two companies would have about 100 million customers, roughly the same size as Verizon and AT&T.

Both T-Mobile and Sprint have said that they would plow ahead with 5G separately. But they are much smaller than their main competitors, and Sprint is loaded with debt.

Only by combining would there be a third player with the scale and resources to compete effectively in 5G, which requires a huge investment in technology and an even bigger commitment to winning over local opposition.

Critics raise a number of objections to the merger but generally fall back on the argument that all mergers are bad.

Some anti-trust experts point to how the wireless industry is already concentrated, according to a metric known as the Herfindahl-Hirschman Index, and would increase further with the merger. But this is something of a self-fulfilling argument. The index does not recognize that mergers among second-tier players can actually boost competition.

The approval process in this case is a minefield, something suggested by the sell-off in Sprint and T-mobile stocks Monday and Tuesday on the belief the deal might not go through.

The Justice Department will have to approve it, squaring its decision with its inexplicable decisions to fight the AT&T-Time Warner deal. The Federal Communications Commission will also have to give it the green light. And, because Sprint is largely owned by Japan’s SoftBank and T-Mobile is owned by Germany’s Deutsche Telekom, it could come under review by an interdepartmental panel that weighs the national security implications of mergers.

In the final analysis, there is no good reason to block this merger, one of the few such deals that could actually increase competition.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

NEVILLE RAY (Twitter @NevilleRay)

•                  Tweet: Had a great time talking 5G, 600MHz and the future of our network with @MoffettNathanson today. Lot of exciting things to come of the combined resources of the New @TMobile! Key info here: http://www.newTMobile.com

BRAXTON CARTER (Twitter: @braxtoncarter)

•                  Tweet: .@NevilleRay and I had a great time telling @MoffettNathanson how The New @TMobile is going to be able to really take it to the carriers!! Key info: http://www.newTMobile.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

EXCERPTS FROM T-MOBILE US, INC. AT MOFFETTNATHANSON MEDIA & COMMUNICATIONS SUMMIT | MAY 14, 2018 @ 1:00 PM GMT

CORPORATE PARTICIPANTS

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

CONFERENCE CALL PARTICIPANTS

Craig Moffett MoffettNathanson LLC - Founding Partner

PRESENTATION

Craig Moffett MoffettNathanson LLC - Founding Partner

Thank you for joining us. Those of you who are joining us via webcast, thank you for joining us for the 5th Annual MoffettNathanson Media & Communications Summit.

QUESTIONS AND ANSWERS

Craig Moffett MoffettNathanson LLC - Founding Partner

This is an exciting one. Braxton and Neville and the team from T-Mobile have been with us every year since we started this conference. And it’s fair to say you’ve come an awfully long way in 5 years. Last year’s session, we were joined Peter Ewens, was noteworthy because of how much you talked up the idea of a merger with Sprint. If I recall, Sprint was up about 10% after your conversation in this room. A year later, you’ve now finally announced a deal with $43 billion of synergies. You’ve talked about the ability to invest in 5G as the key driver of the decision to restart the merger talks. I wonder if maybe we could just start by just talking about why now and what was it that suddenly lit the fire to say, “Let’s actually get this show on the road and get this done now.”

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes. Finally, right? First of all, it’s a pleasure to be here and thanks everybody for their time. And It’s amazing how far your firm has come in the last 5 years.

Craig Moffett MoffettNathanson LLC - Founding Partner

Well, thank you.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

And fantastic. But Neville, why don’t you take the why now?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Yes. I mean, I think this is such an exciting transaction, Craig, I mean, to put these 2 companies together

THOMSON REUTERS

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

on many, many dimensions. I mean, you mentioned at the beginning $40-plus billion in synergies, right? So putting these 2 large-scale wireless carriers together and having just one network that’s supporting both is an incredible opportunity for the companies, for the U.S. consumer. There’s so many dimensions of good on this transaction. But a really important one is 5G. And I think a lot has happened in the last year and even in the 6 — the last 6 months, as we’ve seen 5G launch plans accelerate, not just in the U.S. marketplace. But very strong in Asia, and especially China, and I think we’ve all seen some of those concerns been very vocally placed into the market and into the media. There’s a real concern that the U.S. will get left behind in this race to 5G capability. And I think there’s this question, we’ve been talking about this a lot since we announced the deal. Why is that important? And I think it’s a lot more than just about building networks. If we look at the industry that we left here in wireless, that’s an incredible business in its own right. But you look at how the U.S. has led in the 4G space so much over the last decade and the innovation that’s come into and been led by U.S. providers, think about the Googles, the Facebooks, the Ubers, the Amazons and how they now have scaled their businesses in this wireless world. If you look at how much investment is going into the historical Internet, most of it today is going into the mobility space. Consumers can now carry around devices and experiences, be that applications, e-commerce, whatever it might be, which are critical and have changed their life and how they live their lives really over the last 5 years in a dramatic fashion. And so this is more than just about building the next generation of networks. I think that’s the first step, and we’re very excited to help lead on that and put down an incredible 5G footprint in the U.S. marketplace. But it’s what comes after that. And this is the kind of “build it and they will come” story. There’s so many aspects to excitement in the 5G space. But as the new T-Mobile, we can put down an incredible 5G network at a pace that nobody can do on their own, neither Verizon or AT&T or Sprint or T-Mobile in their current condition. We can put down a very large scale, very powerful, with incredible consumer reach in such 5G network that will be years ahead of what any company can do on its own in the U.S. marketplace. So that’s incredibly exciting that the combination of these 2 companies, Sprint and T-Mobile, can foster and build that opportunity. And I think that excitement is shared by many people across the U.S. That’s an incredible opportunity for us not to just catch up and make sure that the U.S. doesn’t fall behind, but for the U.S. to lead again in the 5G space. So that’s a critical element of the excitement we have about the 5G story and why the new T-Mobile is so important in that space.

Craig Moffett MoffettNathanson LLC - Founding Partner

So you’re obviously making that argument in Washington about you don’t want to fall behind China, ability to invest. There’s also a message in what you’re saying that you will try to encourage the FCC and the DOJ to define the market more broadly than just wireless. Can you talk about that?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Do you want to start there, Braxton? Do you want that one?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes. I think it’s a very important part of the story with these unique assets that we’ll have in the premier 5G network in the country. We think that we can be massively disruptive in broadband cable. And specifically, a fixed wireless application, with the type of assets that we have and the economics on that,

2

the business case to really compete against traditional cable.

Craig Moffett MoffettNathanson LLC - Founding Partner

Sorry to interrupt for a second, but you say fixed wireless. So I’ve heard you describe it as you could do it with the same mobility network and just compete for that market. But when you say fixed wireless, to me, that means that architecturally, it’s actually also going to be different.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

It’s really both. We have the capability of really doing both but enhancing the fixed wireless solution with a true mobility position. And that’s why when we look at the competitive aspects, it’s more than just our industry. We have the ability to massively disrupt the cable industry here, too. Do you want to...

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Yes. I mean, I think that one of the things that happens, see, Craig, when we put these 2 networks together, we can create an enormous scale of capacity throughput and capability with this network. I mean, the spectrum assets between low, mid- and high-band assets that the 2 companies have, pulled together on one common network, it basically spins off an enormous amount of capacity and capability. So if we look at what the traffic we carry on the T-Mobile network today, just to dimension this for you, looking forward to, say, 2023, 2024, a period when we believe about 2/3 of the new T-Mobile customer base will have 5G handsets, we see capacity moving from where we are today 20-fold. So tens of exabytes per month of capacity that this wireless network can spin off and can offer to customers. And so there’s absolutely a big chunk of that, that can be committed and go to a fixed type of solution, a fixed alternative. And so the pace at which that happens, there are literally millions of homes, as we’ve modeled already, where we will be able to provide, finally, real competition in that space. We all know there are many, many underserved areas on fixed solutions today, and we will be in a position, with the breadth and scale of the network that we put down, where we can provide, finally, some competition and a great alternative to U.S. consumers. So that piece is very exciting. And I think the whole market definition story, I think the good news is, as we’ve gone around D.C. and talked to the regulatory folks on the hill, FCC, DOJ, I mean, we are being met with open doors and open minds, which is super important. And everybody has a version of market definition today, the classical 4 to 3. We think there are many other variances. You could argue today this is the 2 to 3. The duopoly in AT&T and Verizon are amassing a ton of millimeter wave assets to try and foreclose on the rest of the wireless players in the 5G space. That’s not good, right? So we need to make sure that there’s true wireless competition on a go-forward basis. Braxton mentioned the cable players. And I look at those guys today, I mean, massive serving even if it’s nomadic or fixed, but wireless customers today. They have a lot of fixed assets. They’re amassing wireless assets in terms of spectrum. They’re already in the marketplace, Comcast, especially outselling Verizon and AT&T in recent quarters and months. And so there’s a lot of activity in this market today. It’s reforming itself in this year of finally of convergence. When you look at so much traffic and capability and services moving to the wireless space, convergence is finally there. It’s not a word I love. But we intend, as the new T-Mobile, to play across all of these sectors and with a new set of capabilities. And so from a 5G perspective, we want to be the first player that brings a fully national 5G network with the breadth and depth of coverage that consumers are going to need. So there’s many different pieces here.

3

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Let me reinforce. The competitive aspects for this combination are beyond wireless. You know our playbook in wireless. I mean, the supercharged Un-carrier, taking innovation, adding value to a generally stable ARPU environment, and we’ve done quite well with that the last 5 years. And with this combination, we are going to bring major competition to the U.S. We get the scale advantage. We get everything that comes with the unlock of the synergies. We’re going to normalize the Sprint ARPUs down to the T-Mobile level, but that allows us to continue going after family plans, after other aspects of this — of our segment. But this competitive aspect of disrupting a monopolistic, highly noncompetitive industry is a broader way to think about it. And I think it’s a really important underpinning.

Craig Moffett MoffettNathanson LLC - Founding Partner

So you mentioned a relatively stable ARPU environment. There’s actually been a pretty declining ARPU environment now since 2014. Obviously, that’s going to be a lot of the focus in Washington.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Absolutely.

Craig Moffett MoffettNathanson LLC - Founding Partner

It — so, I guess, what do you say to regulators who are clearly focused on consumer welfare as measured by falling ARPU, end of story?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

That’s absolutely going to be the case. Because remember, our generally stable ARPU is defined as plus or minus 1%. And what we’re doing in the marketplace on a stand-alone basis, while growing considerable value for our shareholders, is executing within that tolerance range with a bias towards slightly down. And that’s what you’ve seen happen over the last 7, 8 quarters. And that’s important because when we look at the number of subscribers that are in the duopoly and being able to penetrate those subscribers, how are we going to do that? We’re going to continue going after family plans. We’re going to continue going after the business segment, which has discounts. You’ve seen the segmentation approach that we have in the marketplace, which has been extremely effective. Our 55+ offering, now our new Military offering, which — by the way, we’re quite excited about. But in the whole scheme of things, that will be a slight decrease to ARPU within the tolerance that we’ve publicly communicated. More importantly, you have Sprint with legacy ARPUs that are significantly higher than T-Mobile. And what the whole plan there is to normalize down to the T-Mobile level. The Un-carrier way of doing things is one deal for everybody. And we don’t just give it to new subscribers. It’s available for the whole base. And full transparency, simplicity, continued value being added in, and that’s what the philosophy is the Un-carrier has always been and that’s what it’s going to continue to be.

Craig Moffett MoffettNathanson LLC - Founding Partner

So let’s stay with that decision about normalizing Sprint’s ARPU. Obviously, there are a lot of your investors in this room, and there’s been a fair combination of both surprise and disappointment in the

4

way the market has reacted to your announcement, at least in the performance of your stock price. There’s, I think, a pretty wide sense that a lot of people point to that pricing decision about Sprint and say, what a second, if I add these 2 companies together, the combined EBITDA of the 2 companies, with $6 billion of synergies added in, is no different than what the combined consensus was without $6 billion of synergies added in. So where do the synergies go? And the answer is in repricing Sprint. Or I know that’s a bit of an oversimplification, but talk about that. What was behind that decision?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes. Craig, I think it’s — I’m really glad you pointed that out because there’s much more to it. And when we announced the combination, we talked about a 3- to 4-year guidance range and where the margins and the EBITDA of the new company would be. That’s where some of these conclusions are being reached. And there’s multiple things that went into this. First of all, this is a new comodel inclusive of all costs to achieve in all synergies. That was the basis on the guidance that we gave in the announcement presentation. It’s also exactly the same numbers we took into the rating agencies. And you’ve dealt with us for many, many, many years. You know that we’re extremely conservative in the way that we position things to the public capital markets and especially to rating agencies, which are absolutely critical when you have a debt complex besides the debt complex of the new company. So there’s definitely a conservative bias. The next factor I’d like to point out is we have a different philosophy on leasing. And when you look at a lot of consensus numbers, there is increasing amounts of leasing embedded into the Sprint equation. And for us, that’s not really the case. We do it $0.5 billion a year. I mean, it’s really minimal. So too old in the toolbox, but it’s not the main focus of what we did.

Craig Moffett MoffettNathanson LLC - Founding Partner

And that’s really differentiated accounting treatment rather than...

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

That’s exactly right. So you have that factor. But the other thing that you have to look at is we’re not at full run rate synergy until post 2022. And in 2021, we’re only about 2/3 run rate synergy. Also in 2021, we still have $2 billion of costs to achieve into the equation. So if you looked at the margins ex cost to achieve, you’re up another 5-plus percent on the margin. And we’ve given these pieces out before, but that’s part of what we have here. The other thing that we haven’t included are any revenue synergies. We’re not going to get any credit for revenue synergies until we actually deliver those synergies. And we think that there are incredible adjacencies that we’re going to be able to leverage off what Neville does with this very differentiated 5G network, be it IoT, be it new business adjacencies coming off of 5G. I mean, 5 years ago, you’d sit back, you wouldn’t imagine half the things that are happening today, just like there will be in the future. It’s going to be a tremendous unlock of — on innovation. And there’s nothing baked into any of these numbers for any of that potential upside. And we’re also in a period where we’ll bring the overall ARPU of Newco down for the reasons that we already talked about. So when you tumble all that math together, that’s why it appears that it’s not as aggressive. But you have to really dig down to the details that is actually a very conservative logical presentation of the opportunity here. Then you go out and you look at the next time horizon. You have an explosion in margins. When you’re at full run rate synergy...

5

Craig Moffett MoffettNathanson LLC - Founding Partner

Post ‘22?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes, post ‘22. You saw what it does to the leverage profile, the cash flows, the EBITDAs, the margins. Then, we can be in a position of really having margins that are equivalent to what the predatory duopoly enjoys today. So it’s really the timing and the transition where we’re going through. They are predatory. I mean, come on. They always have been. And we’re going to take it to them.

Craig Moffett MoffettNathanson LLC - Founding Partner

That’s actually rather polite.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes, we love John. He’s always — he’s on it, isn’t he?

Craig Moffett MoffettNathanson LLC - Founding Partner

Just — so we’ll wrap up on the merger, and then I want to turn to your stand-alone business. But can you just take us through, just quickly, the — what we can expect from here? I think there’s been talk of congressional hearings in June. You have to file your public interest statement. I think you’ve said probably in another month or something. Just take us through the time line of what the milestones are that you’re thinking about.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Well, I’m going to have Neville address that. He has a blessed position of being critical to the D.C. story. Neville?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

I feel truly blessed. No, obviously, we’ve — I mean, the process has just started, Craig, right? So we have spent a lot of time in D.C. since we announced the deal. I think that one of the first and most formative elements of the regulatory approval process is the submission of the public interest statement, and that will happen within a month or so. I mean, that’s kind of the approximate time line. We’re doing a lot of work, obviously, right now.

Craig Moffett MoffettNathanson LLC - Founding Partner

The FCC clock starts when you — when? So the FCC shot clock, has it already started? Or do you wait for the filing?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

No. We wait, yes. So nothing happens on deal announce until you really kick off that FCC process, and that’s the first step.

6

Craig Moffett MoffettNathanson LLC - Founding Partner

With the public announcement?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Yes. Obviously, there are 2 process tracks. The FCC has its own path, and then the DOJ has its own path, too. The FCC is a very public track. The DOJ is not. The FCC and the DOJ, obviously, talk a lot through this process. So they share information and dialogue all the way through. But there are 2 parallel paths. There’s also the CFIUS path. So obviously, there’s the German ownership and the Japanese ownership, so there’s a CFIUS track. We’re not ignoring that. We’re working that very hard, too, and making sure that we have everything lined up. So there are 3 kind of swim lanes here. Obviously, the FCC and DOJ are hypocritical. I mean, we’re estimating somewhere in the Q2 time frame we’d love to see deal approval. Obviously, we — I think there’s been a lot talked about on will this deal get approved or not. We’re incredibly convinced by the capabilities and benefits we can bring to the U.S. consumer with this deal, from a pricing perspective, jobs perspective, competition perspective. Many, many different dynamics we can pick up, Craig. So we’re excited to see this thing move forward at pace. We’re encouraging in our dialogue in D.C. to move forward the pace. There’s a lot of good reasons why, and I think DOJ has been pretty public in saying they want to move through these types of deals at a pace and scale that we haven’t seen in prior administrations. So we’d love to see this thing move fast. We’re going to put a lot of time and effort into the deal. We have to sell our story and make sure people fully understand the true depth of what we can bring here, both financially from a competitive perspective and from a network perspective. So as I said in our early discussions, the DOJ and FCC have been very receptive. We’ve had good meetings, good dialogues. And we’re going to push out to make sure that continues on. When you look — or sit back and look at the scale and size of this opportunity in all its dimensions, we’re very confident we can make this happen. Otherwise, we would never have approached this thing.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Which is a really good point. And think about it from Sprint’s standpoint, too. I mean, if we thought it was a 50-50, we probably wouldn’t have gone forward with it. I mean, there’s a high degree of confidence. That’s one of the frustrating things about the market reaction. We were going down our buyback path. And as promised, communicated what our initial 3-year conservative buyback would be of $9 billion in total. Obviously, with the formation of the new company, we need to preserve that cash to fund the cost to achieve. But that’s an amazing backstop. You know exactly what we’re going to do, board-approved, if we were stand-alone. But more importantly, when you look at the promise of this new company and the real unlock that’s there, I think part of what we’re dealing with is the dynamic where the conventional wisdom is 50-50, that this deal will go through and that it’s going to take a long period of time. So what’s the near-term catalyst to really invest? And people who are playing the buyback have stepped back because unless the deal fails, there’s not going to be a buyback. And it’s very, very frustrating. But what we do think is going to happen is as there becomes more visibility from a regulatory standpoint, June 12 will be a fascinating day. And we’ll see what finally happens with the AT&T deal. But there’ll be signs. There’ll be signals along the way. And I think that as that conventional wisdom changes more to what we believe our understanding of the probability is, that you’ll see meaningful movements of our stock. And I mean, we look at today as really being a buying opportunity.

7

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

If I could just add, Craig. I mean, part of the story is, and Braxton took us through the financial story that evolves over the next 3 to 4 years. This is — the scale of this thing is enormous, and it takes time from a network perspective to put these 2 companies together and build this strategy machine and engine. And it’s not intuitive, even for folks who live and spend a lot of time looking at the industry, how this all unfolds, how it works, the time frames within which the benefits are delivered. And it does take time to integrate and put together 2 scale businesses like this. That’s a 2- to 3-year piece of work, post approval before you hit — you start to hit that full rate synergy delivery. The logic and the kitchen math is so simple. I mean, you will double the subscriber base and you put it on one network, not 2. And so finally, you can reach the fixed asset kind of scale and economies that the duopoly has. And so finally, you have a third competitor in the U.S. that can — I’ll paraphrase one of the statements of a commissioner we talked to last week. He said, “Rather than kick these guys in the shins, you can now punch them in the face.” So I loved that quote when I heard it. Hopefully, I’m not getting myself in licensing problems here. We’re using somebody’s statement. But that’s the reality of this opportunity, but it doesn’t happen overnight. And I think the market looks, it reacts quickly. But you have to look at the vision of what we’re putting together here. And like any great company, it’s going to take some time to take this thing from the tremendous platform we’ve built to this opportunity 4, 5 years out. And that’s massively exciting on so many dimensions.

Craig Moffett MoffettNathanson LLC - Founding Partner

And the plan to do that, just to make sure we all understand it, is following, to some extent, the same playbook that you had with MetroPCS that is you’re not actually integrating networks as much as you are migrating customers from one network to another, and then [fueling] off light to the spectrum to move them over. Is that a fair characterization?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

You said it perfectly, Craig. It’s wonderful, right? So — because I think one of the first things we ran into, even on this deal is, people say we’re Sprint Nextel. And I’m like, “My God, that’s so long ago.” Now we roll around them, but I mean, that’s kind of old history. We point to the massive success we had combining with MetroPCS. We made that happen in a year under the 3-year time frame. We overdelivered on synergies by about 40%. We lost hardly a customer in the process, and that was a CDMA and GSM family of technology mix. And the secret sauce there was we did exactly what we would do here. So you identify the anchor network, as we call it, which is the T-Mobile network. You build and light up all of the spectrum assets of the company on that combined network. You add some scale to it, some density in key markets from the other network, where it makes sense to avoid building that cost in over the following years. And then, you start to migrate customers across from the Sprint network onto the new T-Mobile network. That sounds very simple. And the beautiful thing is that actually is pretty simple if you go at it that way. And compared to MetroPCS, a couple of quick comparisons for you. There are north of 20 million Sprint customers today whose handsets are fully compatible with the T-Mobile network in all dimensions. When you look at banding, you look at voice services, VoLTE, for example. Sprint has not launched VoLTE services yet, but a lot of the new handsets they’ve sold are VoLTE capable.

8

And so we have a head start on compatibility on devices that we never had with Metro, which was a CDMA voice-based business. So you have that whole piece moving. And then the second dialogue is generally, well, the Sprint business is much larger than Metro. Well, it is geographically and nationally. But if you take a market like New York, for example, the Metro business was very dense and highly concentrated in major markets — in several major markets. So the scale and size of what we would look to do with Sprint here is actually very comparable to what we would be doing — or what we did do, rather, with Metro. And that story is replicated around major markets throughout the country, if that’s L.A., New York, Miami. In many cases, the MetroPCS — this is hard to digest I know, guys, but the MetroPCS customer base in some of these dense urban markets was bigger than what Sprint’s customer base is today in those markets. And the actual density and volume of sites that we would have to touch and decommission and rebuild and so on was actually higher on the Metro because it was a very concentrated urban business. So yes, how do you eat the elephant one bite at a time? The fact of the matter is you take a big national problem, you break it down, what’s the thing you break it down to? It’s market level. And so you go to New York, the L.A.s., the Dallas, the Atlantas, the Bostons, wherever it may be. And when you look at that, yes, there are more markets to go and attack, but the scale and size of what you do in every market is actually very comparable to what we did in MetroPCS. So we’ve done this. And I think, again, I’m explaining our story because we have a lot to explain. But we have a very capable team that can roll out these types of products without — and these capabilities without impairing our stand-alone trajectory and path. We know how to do it.

Craig Moffett MoffettNathanson LLC - Founding Partner

Well, let’s stay with that stand-alone trajectory and path for a second. You — I know you would never say, “Well, there’s a plan B and we have to be prepared if the merger doesn’t get approved.” But how do you balance the need to keep spending on your network following your stand-alone plan that obviously doesn’t include access to Sprint’s cell facilities while, at the same time, saying, “I don’t want to do anything that jeopardizes the synergies of the merger.”

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Yes. Well, this is the fun piece when you look at the spectrum assets, right? So our investment in 5G and most of our stand-alone push today is on 600 megahertz. And we’ve announced this year we’ll start building out some millimeter wave in key markets where we have that asset. So — and the Sprint team are working on 2.5 gigahertz. And so all of those investments, when you look at it, they’re things you need in the resulting company with building 5G out in differing spectrum assets. And so there’s this wonderful overlap thing. So when you put the 2 companies together, there’s very few stranded or wasted assets when you look at this deal approval period. So the fact that we — and that’s the power of the deal, Craig, is we’re bringing together low, mid- and high-band assets in a way that nobody else can in the U.S. marketplace. So from a 600 megahertz perspective, I mean, we’re running full bore with that opportunity. One last thing, and this, again, is hard for folks to kind of digest. But based on where we are in — with our equipment vendors on availability of 5G gear, everything that we’re putting into 600 megahertz, for example, today, is 5G capable. And so we’re at this point where we can now buy a radio that has LTE and 5G capability within it. So for example, a 600 megahertz market with 40 megahertz. I can launch that with 10 megahertz of LTE or, say, 30 megahertz of LTE and 10 of 5G. And 3 years down

9

the road, I can flip that. 5 years down the road, it goes all 5G. So as we’re integrating and building out these spectrum assets for integration, I get 5G in the radio almost for free. So when you think about AT&T and Verizon building out 5G networks today, that’s all incrementally invested. We’re going to go upgrade this network to bring it together and drive the $43 billion in synergies. As we do that, timing is kind of a funky thing. It’s blessing our business this point in time. 5G gear is available where the integration dollar has become a 5G dollar, too. So everything we spend, every $1 is effectively a 5G dollar. That’s a huge opportunity. Not only do we integrate, build the synergies, we get 5G built in the same time frame.

Craig Moffett MoffettNathanson LLC - Founding Partner

Let’s turn to a key part of your stand-alone strategy for a second. The characterization that we’ve used over the past few years is this kind of multistep process of deploying low band. Low band first gives you better in building penetration in urban market. Then, it gives you enhanced capability in the suburban rings around your core urban markets. And eventually, it helps you enter entirely new markets. And you’ve talked about getting to 10% market share in each of these new areas. Can you just talk about that process? Where we are today? How much of that growth of new market entry is still ahead of you? And sort of what inning are we in here?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes. I think that a great visual is a massive wave coming that’s just starting to crest. And as that wave comes down, the momentum and the tower behind that’s going to be incredible. We talked about the foundation that Neville’s done with the rollout of the low band across the U.S. Last year, our distribution expansion was 1/3 urban, 1/3 suburban and about 1/3 new greenfield markets. This year, all of our distribution expansion is new greenfield markets. And it’s places where Sprint or T-Mobile really is in today. So it’s pure unaltered investment from an expansion standpoint to really take advantage of the foundation of the network that Neville and his team are building. And the ultimate penetration goal is much more than 10%. Why cannot we have our fair share, if not more, in every part of America? And when you look at rural and you look at how a lot of rural America is underserved today, typically, you have Verizon and AT&T. You don’t have the MVNOs. You don’t have Sprint. You haven’t had T-Mobile. And look at the value that we bring to the marketplace. We think that, ultimately, we could not only have our natural share of those markets but we’ll actually overindex in those markets. But that wave is just starting to crest, and there’s going to be multiple layers of this because typical distribution takes a year, maybe 18 months to ramp up to a full production run rate, especially as you’re going to the new geographic areas. Now our brand is known everywhere because a lot of our advertising is national in nature. So there’s a lot of pent-up demand. And what we’ve seen with this initial expansion, even though it’s in its infancy, is multiples of our initial expectation. And every year, we’re going to continue expanding the footprint across the U.S., and there’s going to be a cascading upward effect. And remember, there’s really no embedded base there. So all of your production in the early years goes to net additions. You’re not having to cover that organic churn that comes off of this, which is another great thing that you see going on with T-Mobile. Massive improvements in customer retention: network-oriented, primarily; marketing innovation is the second factor; customer service. We have our Head of Customer Service here, who’s really pioneering some fascinating concepts that you’ll be hearing more

10

about in the future. That’s why our retention is increasing so much. But this is a very, very powerful growth adjacency for T-Mobile on a stand-alone, let alone, for new NewCo because the NewCo experience actually takes us — puts it on steroids. And then, we got the business segment aspects that we’ve talked about. And again, it’s the same analogy. That wave is just starting to crest. Our market share right now is 4% of large enterprise and government. And the pace at which we are bringing these large enterprises and government into the T-Mobile family, into the new T-Mobile family when we get there...

Craig Moffett MoffettNathanson LLC - Founding Partner

That 4%, you’re talking about just the corporate entity liable?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

That’s correct, yes. When you look at individual liable and corporate liable and small, medium and large, we’re about — I think it is about 8% penetrated at this point. But when you look at our overall penetration, we have amazing opportunity there. And that’s going to continue to grow. And then — some other exciting thing about NewCo is we have wireline assets that we can leverage. Sprint typically has had more success than the enterprise part of the business. It’s a place that NewCo can really tap into. It’s an incredible opportunity to grow and take share in the future beyond what we’ve done in the last 5 years.

***

Craig Moffett MoffettNathanson LLC - Founding Partner

And in corporate, if I think about the segmentation of residential versus commercial, any reason to think differently about what your potential fair share should be in the corporate market?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

I think it’s going to be higher with NewCo.

Craig Moffett MoffettNathanson LLC - Founding Partner

Than on a stand-alone?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Than on a stand-alone basis. I mean, we do have some more assets that are coming into the equation. And the differentiation of the 5G network is, I think, going to make a real difference. Absolutely, yes.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes

In the conference calls upon which Event Briefs are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT BRIEFS REFLECTS THOMSON REUTERS’S SUBJECTIVE CONDENSED PARAPHRASE OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS.

11

IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT BRIEF. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2018 Thomson Reuters. All Rights Reserved

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

12

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax

13

and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.